BRAZAURO RESOURCES CORPORATION
1500 - 1701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
Phone: 1-604-689-1832

April 18, 2006

Jill S. Davis
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated March 23, 2006, regarding
Brazauro Resources Corporation
Form 10-K for Fiscal Year Ended January 31, 2005
Filed May 2, 2005
File No. 0-21968

Dear Ms. Davis:

This letter responds to the staff’s comments set forth in the March 23, 2006 letter regarding the above-referenced Form 10-K. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In the responses below, we have agreed to change or supplement the disclosures in Amendment No. 1 to the above-referenced Form 10-K. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Form 10-K for the Fiscal Year Ended January 31, 2005

Financial Condition and Capital Resources, page 14

Staff Comment No. 1.

We have reviewed your response to prior comment one and note that the total column does not appear to agree with the sum of the payments set forth in your table. Please revise as appropriate.

Brazauro’s Response:

The disclosure in Financial Condition and Capital Resources has been revised in response to your comment.

April 18, 2006

Consolidated Statement of Cash Flows, page 27

Staff Comment No. 2.

We note that you have restated your fiscal year 2004 statement of cash flows for Canadian GAAP purposes in response to prior comment five, although you do not make reference to this restatement under note two to your Canadian GAAP financial statements. We also note that your US GAAP reconciliation does not appear to reflect this restatement. As such it appears you will need to further revise your presentation and disclosures to describe this restatement as a correction of an error under note 16, and expand note two to your financial statements, prepared under Canadian GAAP, to describe the restatement. Additionally, it is unclear why your auditors’ report does not reference your restatement and reflect due dating. Please refer to the CICA Assurance Handbook, Section 5405.

Brazauro’s Response:

The disclosure in Note 2 has been revised to add a description of the reclassification of discussed in prior comment 5. Additionally, the US GAAP reconciliation in Note 16 has been revised to reflect the restatement, and a reference to Note 2 has been added to direct the reader to the reclassification description.

However, we believe the corrections have an immaterial impact on the financial statements and should therefore be referenced in the financial statements as reclassifications instead of errors.

In Canada and in the United States the application of GAAP needs to consider materiality when principles and standards are applied. In Canada the Introduction to Accounting Standards in the Canadian Institute of Chartered Accountants Handbook includes a section on Application and under paragraph .06 makes the statement that, “Standards need not be applied to immaterial items”. Under U.S. GAAP the Financial Accounting Standards Board, Accounting Principles Board Opinion No. 20, “Accounting Changes” also refers to the concept of materiality in paragraph 38. It reads in part as follows:

“The Board concludes that a number of factors are relevant to the materiality of (a) accounting changes contemplated in this Opinion and (b) corrections of errors, in determining both the accounting treatment of these items and the necessity for disclosure. Materiality should be considered in relation to both the effects of each change separately and the combined effect of all changes. If a change or correction has a material effect on income before extraordinary items or on net income of the current period before the effect of the change, the treatments and disclosures described in this Opinion should be followed. Furthermore, if a change or correction has a material effect on the trend of earnings, the same treatments and disclosures are required. ..... ”

The restatement in the statement of cash flows has no effect on net income, earnings per share or shareholders’ equity. The nature of this misstatement is one of classification only on the same financial statement. Readers are informed in Note 4 as to the nature of this cash flow and accordingly, we do not consider this to be a material misstatement.

April 18, 2006

With respect to the dual dating of the auditors’ report, please note that the reclassification will be referred to in this year’s report. However, in order to add the dual date to the previously issued report, additional audit procedures would be required covering a period of almost a year . The work involved is not insignificant and would represent a substantial additional cost the the Company. We respectfully request that the dual dating on the April 2005 report not be required due to the anticipated issuance of a new report within the month.

Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at (713) 785-1278.

Sincerely, Brazauro Resources Corporation /s/ Mark E. Jones, III Mark E. Jones, III Chief Executive Officer